UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Morgans Hotel Group Co.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
61748W108
(CUSIP Number)
David Smail, Esq.
Executive Vice President and General Counsel
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018
(212) 277-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61748W108

1	NAMES OF REPORTING PERSONS David T. Hamamoto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,202,179

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,843,302

WITH	10	SHARED DISPOSITIVE POWER

472,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,315,402 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Introductory Statement
This Amendment No. 3 (“Amendment No. 3”), filed by Mr. David T. Hamamoto (“Mr. Hamamoto” or the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 11, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on November 13, 2008 and as amended by Amendment No. 2 to the Schedule 13D filed on March 12, 2009 (collectively, the “Schedule 13D”). Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Since the date of filing of the Schedule 13D, the number of shares of Common Stock beneficially owned by the Reporting Person has changed, as reported below, through open market purchases and the vesting of stock options, restricted stock units and LTIP units. In addition, on March 20, 2011, the Reporting Person was appointed as the Executive Chairman of the Company and entered into an employment agreement with the Company (the “Employment Agreement”) that includes, among other things, provisions limiting the Reporting Person’s ability to acquire voting power in excess of 14.9% of the Company’s outstanding Common Stock or material beneficial ownership of any debt obligations on hotel properties owned by the Company or any of its consolidated subsidiaries, as more fully discussed in this Amendment No. 3.
Accordingly, the purpose of this Amendment No. 3 is to amend and restate in its entirety Item 5 of the Schedule 13D and to amend and supplement Item 4 and Item 6 as set forth below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	Purpose of the Transaction.
Item 4 is hereby amended and supplemented as follows:
On March, 20, 2011, the Reporting Person entered into the Employment Agreement with the Company and was appointed Executive Chairman of the Company. The Employment Agreement includes provisions that provide that during the term of his employment, and for a period of six months after the Reporting Person’s employment is terminated, the Reporting Person shall not: (i) acquire (x) beneficial ownership of securities having voting power in excess of 14.9% of the Company’s outstanding Common Stock or (y) material beneficial ownership of any debt obligations on hotel properties owned by the Company or any of its consolidated subsidiaries or any material assets owned by the Company or any of its consolidated subsidiaries; (ii) other than in his capacity as an officer or director of the Company, seek to influence, advise, change or control the management of the Company or any of the Company’s affiliates, including by means of a solicitation of proxies, or seek to influence, advise or direct the vote of any securityholder of the Company; or (iii) be employed by any person (other than NorthStar Realty Finance Corp. and its subsidiaries (collectively, “NorthStar”)) that engages in any of the activities described in clauses (i) and (ii) hereof (collectively, the “Standstill Provision”). None of the above actions taken by NorthStar will be considered a violation by the Reporting Person of the Standstill Provision. The exercise of the Reporting Person’s options, the conversion of the Reporting Person’s LTIP units and the vesting and delivery of shares of Common Stock pursuant to any equity awards or otherwise acquired by the Reporting Person in connection with the Reporting Person’s employment with the Company or service on its Board are not prohibited by the Standstill Provision. The Reporting Person also will no longer be subject to the Standstill Provision if the Company is put in “play” through no act of the Reporting Person. The foregoing description of the Standstill Provision is qualified in its entirety by reference to the Employment Agreement, which is filed as an exhibit hereto and incorporated by reference into this Item 4.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:

(a) Ownership percentages of Common Stock reported herein are based on 30,311,503 shares outstanding as of March 15, 2011 and reported in the Company’s Form 10-K filed on March 16, 2011. As required by the beneficial ownership regulations of the SEC, for purposes of determining the beneficial ownership percentage of the Reporting Person, the number of shares outstanding has been increased to reflect the shares that the Reporting Person has the “right to acquire” within 60 days.
Of the 3,315,402 shares of Common Stock reported as being the aggregate amount beneficially owned by Mr. Hamamoto in row (11) of the cover page to this Amendment No. 3 , representing in the aggregate approximately 10.7% of the outstanding shares of Common Stock, Mr. Hamamoto may be considered to have shared dispositive power but no voting power over 472,100 non-voting units, reported in row (10) of the cover page to this Amendment No. 3, and sole dispositive power over 2,843,302 shares of Common Stock, reported in row (9) of the cover page to this Amendment No. 3. The 2,843,302 shares of Common Stock reported in row (9) of the cover page to this Amendment No. 3 include 2,202,179 shares of Common Stock, over which Mr. Hamamoto has sole dispositive power and sole voting power, and 641,123 shares of Common Stock, over which Mr. Hamamoto only has sole dispositive power but no voting power, which represent Mr. Hamamoto’s beneficial ownership of 300,000 vested stock options and 328,623 vested LTIP units convertible into Common Stock and 12,500 LTIP units convertible into Common Stock that will vest within sixty days of the date of this Amendment No. 3. The 2,202,179 shares of Common Stock over which Mr. Hamamoto has sole voting power are reported in row (7) of the cover page to this Amendment No. 3.
The 472,100 non-voting units over which Mr. Hamamoto is deemed to have shared dispositive power, as reported in row (10) of the cover page to this Amendment No. 3, represent Mr. Hamamoto’s portion (through DTH Holdings LLC) of the 11,842 non-voting units held by MHG OP Holdings LLC, an indirect subsidiary of NorthStar Partnership, L.P. (“NorthStar LP”), 63,604 non-voting units held by Residual Hotel Interest LLC, an indirect subsidiary of NorthStar LP and 878,619 non-voting units held by NorthStar Capital Investment Corp., an affiliate of NorthStar LP. Mr. Hamamoto disclaims beneficial ownership of the shares of Common Stock that may be issued in redemption of the nonvoting units.
Of the 2,202,179 shares of Common Stock, reported in row (7) of the cover page to this Amendment No. 3, over which Mr. Hamamoto has sole voting power and sole dispositive power, 1,479,853 shares of Common Stock are beneficially owned by Mr. Hamamoto through DTH Holdings LLC, Hilo II and Kona II. DTH Holdings LLC directly beneficially owns 936,342 shares of Common Stock, Hilo II owns 85,907 shares of Common Stock (the “Hilo II Shares”), and Kona II owns 457,604 shares of Common Stock (the “Kona II Shares”). The Reporting Person is deemed to beneficially own the foregoing shares of Common Stock as the sole manager of each such entity. The Hilo II Shares were indirectly transferred from Hilo I and the Kona II Shares were indirectly transferred from Kona I.
In addition, of the 2,202,179 shares of Common Stock, reported in row (7) of the cover page to this Amendment No. 3, over which Mr. Hamamoto has sole voting power and sole dispositive power, 722,326 shares of Common Stock are directly beneficially owned by Mr. Hamamoto and were purchased in open market transactions or received as equity grants from the Company.
12,500 of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Amendment No. 3 are shares as to which the Reporting Person has a right to acquire within 60 days.
The Reporting Person does not beneficially own any shares of Common Stock as of March 20, 2011, other than as set forth herein.

(b) The number of shares of Common Stock that the Reporting Person has:
(i)	sole power to vote or direct the vote: 2,202,179

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 2,843,302

(iv)	shared power to dispose or direct the disposition of: 472,100
The Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock that may be issued in redemption of the units in which the Reporting Person has an indirect economic interest.
(c) On March 20, 2011, in connection with the Reporting Person’s appointment as Executive Chairman of the Company, the Company’s board of directors granted the Reporting Person 75,000 LTIP units pursuant to the Company’s 2007 Omnibus Incentive Plan, as amended. The LTIP units vest pro rata on a monthly basis beginning on the first month anniversary of the Employment Agreement. As a result, the Reporting Person may be deemed to beneficially own 12,500 shares of Common stock. Except as reported herein for the receipt of the LTIP units by Mr. Hamamoto, no transactions in the Common Stock were effected by the Reporting Person during the past 60 days.
(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.
(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented as follows:
In addition to the receipt of LTIP units described in item 5(c) above, in connection with the Reporting Person’s appointment as Executive Chairman of the Company, on March 20, 2011, the Company’s board of directors granted the Reporting Person 600,000 options to purchase shares of Common Stock, which vest ratably in three annual installments on each of the first, second and third anniversaries of the Employment Agreement.
Furthermore, on March 20, 2011, the Company and Mr. Hamamoto entered into an outperformance award agreement pursuant to which Mr. Hamamoto will receive, within approximately the next 90 days, either (i) a new series of outperformance long-term incentive units (the “OPP LTIP Units”), subject to vesting on the third anniversary of the grant date (or earlier in the event of a change of control) and the achievement of certain performance targets (based on stock price appreciation plus dividends), or (ii) in the event OPP LTIP Units cannot be issued within that timeframe, the right to receive cash upon achievement of the performance targets on the third anniversary of the grant date (or earlier in the event of a change of control).

ITEM 7.	Material to be Filed as Exhibits.
Exhibit 1 — Employment Agreement, dated as of March 20, 2011, between the Company and the Reporting Person.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.3 to the Schedule 13D is true, complete and correct.
Dated: March 23, 2011

/s/ David T. Hamamoto

David T. Hamamoto

Exhibit Index

Exhibit	Description

1	Employment Agreement, dated as of March 20, 2011, between the Company and the Reporting Person.